Halespring Public Benefit Corporation
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Year ended December 31, 2023

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Halespring Public Benefit Corporation, Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 31, 2024

HALESPRING PUBLIC BENEFIT CORPORATION STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,
	2023
ASSETS	
Current Assets:	
Cash and cash equivalents	-
Other Current Assets	-
Total Current Assets	-
Non-Current Assets:	
Fixed Assets	1,170
Total Non-Current Assets	1,170
TOTAL ASSETS	**1,170**
LIABILITIES AND EQUITY	
Current Liabilities:	
Due to Officers	3,937
Total Current Liabilities	3,937
Non-Current Liabilities:	
Other Non-current Liabilities	-
Total Non-Current Liabilities	-
TOTAL LIABILITIES	3,937
EQUITY	
Common Stock	-
Retained Earnings	(2,767)
TOTAL EQUITY	(2,767)
TOTAL LIABILITIES AND EQUITY	**1,170**

HALESPRING PUBLIC BENEFIT CORPORATION STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,
	2023
Revenue	-
Operating Expenses	
General and Administrative	2,767
Total Operating Expenses	**2,767**
Total Loss from Operations	**(2,767)**
Other Expense	
Other Income/Expense	-
Total Other Income/Expense	-
Earnings Before Income Taxes, Depreciation, and Amortization	**(2,767)**
Depreciation	0
Net Income (Loss)	**(2,767)**

HALESPRING PUBLIC BENEFIT CORPORATION STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,
	2023
OPERATING ACTIVITIES	
Net Income (Loss)	(2,767)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation	-
Other Current Assets	-
Due to Officers	3,937
Other Current Assets	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	3,937
Net Cash provided by (used in) Operating Activities	1,170
INVESTING ACTIVITIES	-
Fixed Assets	(1,170)
Net Cash provided by (used in) Investing Activities	(1,170)
FINANCING ACTIVITIES	
Other Non-current Liabilities	-
TOTAL LIABILITIES	-
Common Stock	-
Net Cash provided by (used in) Financing Activities	-
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

HALESPRING PUBLIC BENEFIT CORPORATION STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/23	-	-	-	-	-
Issuance of Common Stock				-	-
Additional Paid in Capital				-	-
Net income (loss)				(2,767)	(2,767)
Ending balance at 12/31/23	**-**	**-**	**-**	**(2,767)**	**(2,767)**

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Halespring Public Benefit Corporation ("the Company") was established in Delaware on November 20, 2023. The Company aims to generate revenue through a Software as a Service (SaaS) platform, utilizing collaboration technology tailored for mental health professionals, with the objective of enhancing mental healthcare services for those in need. Presently, the Company's headquarters are situated in Copperopolis, California.

The Company's target customers will initially be located within the United States, with the possibility of international expansion if demand warrants.

The Company intends to initiate a crowdfunding campaign under Regulation CF in the first half of 2024 to secure operational capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity was recently incorporated and has not yet commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results

4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is some uncertainty about the company's ability to continue as a going concern for the next twelve months. Note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2023.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. The company recently acquired equipment, which was only one month old as of December 31, 2023. Due to its negligible age for depreciation purposes, the company has not yet started depreciating it as it is still assessing the optimal timing for initiating depreciation. Eventually, depreciation will be calculated using the straight-line method, based on the useful lives of the assets which the company has also yet to assess.

The Company will also review the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss will be recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors that will be considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was also no impairment for December 31, 2023.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The company will earn revenue through offering a SaaS platform where mental health professionals can collaborate, and individuals seeking mental health treatment for themselves or their loved ones can search for mental health professionals, treatment programs, and treatment facilities. Mental health professionals will pay a monthly or yearly subscription fee for the opportunity to operate on the online platform. Additionally, there is potential for targeted advertising on the site.

Advertising Costs

Advertising costs associated with marketing the Company's products and services will be expensed as costs are incurred. The company has not yet incurred any advertising costs as of December 31, 2023.

General and Administrative

As of December 31, 2023, the company has incurred general and administrative expenses specifically related to incorporation fees and internet & website expenses.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, forthose tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, its policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years have been open since the Company's inception.

The Company had not yet filed its tax returns as of December 31, 2023.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2023, the company's current liability amounts to $3,937, representing incurred general and administrative expenses and cost of acquired equipment which are reimbursable to its CEO and COO.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

With the exception of the $3,937 liability identified in Note 3, the Company has no long term liabilities and obligations.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.1735 per share. As of December 31, 2023, the company has not issued any shares yet.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 31,2024, the date these financial statements were available to be issued.

On February 12, 2024, Halespring issued Founder's Stock to Eric Van Gestel (COO), Michael Hermus (CEO), and Josh Eudowe (Clinical Advisor) in exchange for the intellectual property of the software platform code which they have all contributed to developing.

Also on February 12, 2024, Halespring executed a stock purchase agreement with Joshua Eudowe in exchange for $5,000 cash.

In addition, on March 8, 2024, Halespring executed a Stock Purchase Agreement with Julia Latimer in exchange for $20,000, the receipt of which is expected within this month

Additionally, in 2024 the Company granted 20,000 shares in Options/RSUs. 480,000 shares are available for issuance under the Option plan.

Name	Stock Issued and Outstanding	Options Granted
Eric van Gestel	1,255,440	
Frank Appah		20,000
Joshua Eudowe	739,545	
Julia Latimer	115,274	
Michael Hermus	3,005,015	
Total Issued/Granted	**5,115,274**	**20,000**